UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SMART GLOBAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.03 par value per share
(Title of Class of Securities) G8232Y101

(CUSIP Number)
May 24, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8232Y101
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	1,102,348*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	1,102,348*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,102,348*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.3%*
(12) Type of Reporting Person (See Instructions):
IA

* Beneficial ownership percentage is based upon 20,707,277 shares of common stock, $0.03 par value per share (“Common Stock”), of SMART Global Holdings, Inc., a Cayman Islands company (the “Company”), issued and outstanding immediately after the consummation of the Company’s initial public offering, as reported by the Company in its Prospectus (File No. 333-217539) filed with the Securities and Exchange Commission on May 25, 2017 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM, the “Reporting Persons”) is the sole member and manager of PWAM. As of May 24, 2017, PWIMF held 977,282 shares of Common Stock and PWPI held 125,066 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 1,102,348 shares of Common Stock held in the aggregate by the PW Funds, or approximately 5.3% of the shares of Common Stock deemed issued and outstanding.

CUSIP No. G8232Y101
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	1,102,348*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	1,102,348*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,102,348*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.3%*
(12) Type of Reporting Person (See Instructions):
IN

* Beneficial ownership percentage is based upon 20,707,277 shares of common stock, $0.03 par value per share (“Common Stock”), of SMART Global Holdings, Inc., a Cayman Islands company (the “Company”), issued and outstanding immediately after the consummation of the Company’s initial public offering, as reported by the Company in its Prospectus (File No. 333-217539) filed with the Securities and Exchange Commission on May 25, 2017 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM, the “Reporting Persons”) is the sole member and manager of PWAM. As of May 24, 2017, PWIMF held 977,282 shares of Common Stock and PWPI held 125,066 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 1,102,348 shares of Common Stock held in the aggregate by the PW Funds, or approximately 5.3% of the shares of Common Stock deemed issued and outstanding.

Item 1(a). Name of Issuer: SMART Global Holdings, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
39870 Eureka Drive Newark, CA 94560-4809
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 977,282 shares of common stock, $0.03 par value per share (“Common Stock”) of the Company reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 125,066 shares of Common Stock reported on this Schedule 13G; and (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM, the “Reporting Persons”).

The 1,102,348 shares of Common Stock held in the aggregate by the PW Funds, which constitute approximately 5.3% of the shares of Common deemed issued and outstanding, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $0.03 par value per share.
Item 2(e). CUSIP No.:
G8232Y101

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	1,102,348*
(b) Percent of Class:	5.3%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,102,348*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	1,102,348*
(iv) Shared power to dispose or to direct the disposition of:	0

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 977,282 shares of Common Stock of the Company, as reported on this Schedule 13G, and (b) PWPI, a Cayman Islands exempted company that is the holder of 125,066 shares of Common Stock of the Company, as reported on this Schedule 13G; and (ii) Mr. Park, as the sole member and manager of PWAM.

The 1,102,348 shares of Common Stock held in the aggregate by the PW Funds, which constitutes approximately 5.3% of the shares of Common Stock deemed issued and outstanding, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM. The foregoing beneficial ownership percentage is based upon 20,707,277 shares of Common Stock of the Company issued and outstanding immediately after the consummation of the Company’s initial public offering, as reported by the Company in its Prospectus (File No. 333-217539) filed with the Securities and Exchange Commission on May 25, 2017 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2017

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement, dated as of June 5, 2017, by and between Park West Asset Management LLC and Peter S. Park.	10

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.03 par value per share, of Smart Global Holdings, Inc. a Cayman Islands company, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 5th day of June, 2017.

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park